Exhibit 99.1

Battery Webinar The battery power behind the world’s first electric VTOL Jet November 10th, 2023 P. 1

Legal Disclaimer p. 1

Forward-Looking Statements and Risk Factors

This presentation contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding (i) the Lilium Group's proposed business and business model, the markets and industry in which the Lilium Group operates or intends to operate, (ii) the anticipated timing of the commercialization and launch of the Lilium Group's business and the expected results of the Lilium Group's business and business model, including when launched in phases, (iii) the application and performance of battery technology in aviation and eVTOL aircraft, (iv) estimates regarding power density, life cycle, weight and other expected specifications of battery technology, (v) the performance of the Lilium Jet, including its projected range, (vi) expectations regarding the manufacture of Lilium's battery cells, (vii) the scope and benefit of Lilium Group's procurement and supply chain strategy, (vii) the potential impact of regulations on the Lilium Jet, and (viii) Lilium's affirmation of previously provided guidance for the second half of 2023, including estimated cash spend. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "target," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Such statements are based on management's belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management's current expectations with respect to future events and are based on assumptions subject to risks and uncertainties, and as a result are subject to change at any time. The Lilium Group operates and will continue to operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements, including any statements regarding when or whether any strategic collaboration between Lilium and the respective collaborator will be effected, the number, price or timing of any Lilium jets to be acquired (or if any such Lilium jets will be acquired at all), the price to be paid therefor and the timing of launch or manner in which any proposed eVTOL network or anticipated commercial activities will operate, or statements regarding the Lilium Group's business and product development strategies or certification program. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Many factors could cause actual future events to differ materially from the forward looking statements in this presentation, including, but not limited to, the following risks: (i) Lilium's future funding requirements and any inability to raise necessary capital on favorable terms (if at all); (ii) the eVTOL market may not continue to develop, or eVTOL aircraft may not be adopted by the transportation market; (iii) the Lilium Jet may not be certified by transportation and aviation authorities, including the European Union Aviation Safety Agency ("EASA") or the U.S. Federal Aviation Administration ("FAA"); (iv) the Lilium Jet may not deliver the expected reduction in operating costs or time savings that Lilium anticipates; (v) adverse developments regarding the perceived safety and positive perception of the Lilium Jets, the convenience of expected future Vertiports and Lilium's ability to effectively market and sell regional air mobility ("RAM") services and aircraft; (vi) challenges in developing, certifying, manufacturing and launching Lilium's services in a new industry (urban and regional air transportation services); (vii) a delay in or failure to launch commercial services as anticipated; (viii) the RAM market for eVTOL passenger and goods transport services does not exist, whether and how it develops is based on assumptions, and the RAM market may not achieve the growth potential Lilium's management expects or may grow more slowly than expected; (ix) if Lilium is unable to adequately control the costs associated with pre-launch operations and/or its costs when operations are commenced (if ever); (x) difficulties in managing growth and commercializing operations; (xi) failure to commercialize Lilium's strategic plans; (xii) any delay in completing testing and certification, and any design changes that may be required to be implemented in order to receive type certification for the Lilium Jet; (xiii) any delays in the development, certification, manufacture and commercialization of the Lilium Jets and related technology, such as battery technology or electric motors; (xiv) any failure of the Lilium Jets to perform as expected or an inability to market and sell our Lilium Jets; (xv) any failure of suppliers to achieve serial production of the proprietary and/or novel software, battery technology and other technology systems still in development; (xvi) reliance on third-party suppliers for the provision and development of key emerging technologies, components and materials used in the Lilium Jet, such as the lithium-ion batteries that will power the jets, a significant number of which may be single or limited source suppliers, and the related risk that any of these prospective suppliers or strategic partners may choose not to do business with us at all, or may insist on terms that are commercially disadvantageous, and as a result we may have significant difficulty procuring and producing our jets; (xvii) if any of Lilium's suppliers become financially distressed or go bankrupt, Lilium may be required to provide substantial financial support or take other measures to ensure supplies of components or materials, which could increase costs, adversely affect liquidity and/or cause production disruptions; (xviii) third-party air carriers are expected to operate Lilium Network services in the U.S., Europe, the Kingdom of Saudi Arabia, the United Kingdom and Brazil, among other countries, using the Lilium Jets, and these third parties, as well as Lilium, are subject to substantial regulation and complex laws, and unfavorable changes to, or the third-party air carriers' or Lilium's failure to comply with, these regulations and/or laws could substantially harm Lilium's business and operating results; (xix) any inability to operate the Lilium Network services after commercial launch at the anticipated flight rate, on the anticipated routes or with the anticipated Vertiports could adversely impact Lilium's business, financial condition and results of operations; (xx) potential customers may not generally accept the RAM industry or Lilium's passenger or goods transport services; (xxi) any adverse publicity stemming from any incident involving Lilium or its competitors, or an incident involving any air travel service or unmanned flight based on autonomous technology; (xxii) if competitors obtain certification and commercialize their eVTOL vehicles; (xxiii) business disruptions and other risks arising from COVID-19 and geopolitical events, including the war in Ukraine and inflationary pressures, may impact Lilium's ability to successfully contract with its supply chain and have adverse impacts on anticipated costs and commercialization timeline; and/or (xiv) Lilium's inability to deliver Lilium Jets with the specifications and on the timelines anticipated in any non-binding memorandums of understanding ("MOUs") or or binding contractual agreements with customers or suppliers we have entered into or may enter into in the future. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Lilium Group is not giving you any assurance that it will achieve its expectations. A further list and description of risks, uncertainties and other matters can be found in sections titled "Risk Factors," similarly titled sections and elsewhere in our filings with the U.S. Securities and Exchange Commission ("SEC"), all of which are available at www.sec.gov. All forward-looking statements attributable to the Lilium Group or any person acting on its behalf are expressly qualified in their entirety by this cautionary statement.

LILIUM

Legal Disclaimer p. 2

No Representations or Warranties
No representations or warranties, express or implied, are given in, or in respect of, this presentation or the accompanying oral presentation (collectively, this "presentation"). This presentation does not purport to be comprehensive or all-inclusive and is for information purposes only. It does not purport to contain all of the information that may be required to perform a complete analysis of the business or prospects of Lilium N.V. ("Lilium" or the "Company"). To the fullest extent permitted by law, in no circumstances will Lilium or its subsidiaries (collectively, the "Lilium Group") or any of their respective shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party industry publications and sources, as well as from research reports prepared for other purposes that the Lilium Group believes are reasonable. The Lilium Group has not independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness, and this data is subject to change. Except as otherwise required by applicable law, the Lilium Group disclaims any duty to update the information contained in this presentation.

No Offer or Solicitation
This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction.

Estimates and Data Regarding Battery Cell Technology
This presentation contains certain estimates and illustrative data regarding battery cell technology expected to be used in the Lilium Jet that is based on or derived from sources that Lilium reasonably believes to be representative of our expectations for such technology as of the date of this presentation. However, the subject matter of this presentation is complex and the performance of battery cell technology can be impacted, in some cases materially, by numerous variables and applicable aircraft operating conditions (e.g., altitude, temperature, aircraft loading, maneuvers, etc.). Additionally, the estimates and illustrative data used in this presentation are based in part on testing and data collected from different generations of battery cells manufactured by various suppliers. While these different generations of battery cells use the same chemistry, and we believe that we have applied the data accumulated in a reasonable manner, there may be minor deviations in certain aspects of the manufacture and/or composition of different generations of battery cells that impact performance and the applicability of measurements as between different generations. Therefore, actual battery cell technology and performance necessary for the Lilium Jet to achieve our expectations may differ materially from the estimates and illustrative data set forth in this presentation.

Description of Key Partnerships
This presentation contains descriptions of some of Lilium's key business partnerships with whom Lilium has entered into feasibility studies, indications of interest, term sheets, memoranda of understanding or other preliminary arrangements. These descriptions are based on the Lilium management team's discussions and the latest available information and estimates as of the date of this presentation. In each case, these descriptions are subject to negotiation and execution of definitive agreements that may not have been completed as of the date of this presentation and, as a result, the nature, scope and content of these key business partnerships remain subject to change.

Financial Information
Some of the financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in the reports and other documents the Lilium Group may from time-to-time file with the SEC. You should review Lilium's audited financial statements in its filings with the SEC for a presentation of Lilium's historical IFRS financial information.

Trademarks
This presentation contains the trademarks, service marks, trade names and copyrights of the Lilium Group and other companies, which are the property of their respective owners.

Graphic Representations
Aircraft depicted in this presentation have been rendered utilizing computer graphics.

The information contained herein is made as of 10 November 2023, and does not reflect any subsequent events.

LILIUM

P. 4 1. Opening 2. Why Battery Powered Flight? 3. What is the power consumption of the Lilium Jet? How did you validate it? 4. You need miracle batteries to supply the power of the Lilium Jet. When will they exist? 5. Would losing a battery pack make the resulting power draw unfeasible? 6. How does the reserve concept work and affect your operating range? 7. Did you test power profiles and missions on a real cell? 8. Did you test the cycle life of your High Silicon Anode cells? 9. Regarding safety, won’t your battery get too heavy once requirements are included? 10. Do you have suppliers for those cells? Will it not take years to set up production? 11. Do you have alternatives/backups from a chemistry and production standpoint? 12. What’s your cell technology roadmap to increase aircraft range in the future? 13. Q&A Agenda Time 45’ 15’

Daniel Wiegand Lilium Founder Chief Engineer for Innovation

Batteries offer highest overall efficiency – any flight that can be done using batteries will be done with batteries Batteries E-Hydrogen E-Fuels (SAF) P. 6 Electricity Price2 ~ $0.36 / kWh Primary Energy Efficiency1 73% 22% 13% Cost / kWh shaft power ~ $0.5 / kWh3 ~ $1.7 / kWh3 ~ $2.8 / kWh Flight Range5 1,100 (2040) – 2,000 km (2050) Up to ~3,400 km Up to ~16,000 km Sources: 1. WTT (World Bank, LBST, IEA), TTW, T&E calculations, Swiss Federal Office for Civil Aviation; 2. Statista; 3. Does not consider material cost for depletion of battery cells or fuel cells; 4. Transportation Research Procedia, Volume 59 (2021) 253-259, Jet A1 Fuel; 5. International Council on Clean Transportation and Lilium internal assessment Covers ~80% of all scheduled commercial flights Kerosene (today) 50% Up to ~16,000 km ~ $0.5 / kWh4 2 WHY BATTERY ELECTRIC FLIGHT?

P. 7 Battery is the major driver of the performance of an eVTOL Source: Lilium Energy [kWh] Power [kW] COSTS SAFETY CYCLE LIFE CARBON FOOTPRINT MATERIALS AVAILABILITY RECYCLABILITY

Our key differentiators Source: Lilium P. 8 Largest Cabin Low Operating Cost Regional Flights

Passengers prefer ducted fans P. 9 Conventional aircraft Electric aircraft 95% of all global airplanes use ducted fans, which are preferred by customers1 for their… Jet (Ducted Fans) Higher Comfort Speed Higher Safety: Failure Containment Lower Noise Low Vibrations Lower Safety: No blade loss containment Higher Vibrations Higher Noise Source: Architectural performance assessment of an eVTOL aircraft; 1. GAMA, JADC, Company information (Airbus, Boeing, Bombardier, Embraer), 2009 – 2019; Lilium Management estimates & company information; Note: Renderings utilizing computer graphics Open Rotor Aesthetics Simplicity: One moving part Complexity: Variable blade pitch mechanism Disadvantage: More Power draw at take-off and landing 3 WHAT IS THE POWER CONSUMPTION? How did you validate the pow er consumption of the a/c?

③ WHAT IS THE POWER CONSUMPTION?
How did you validate the power consumption of the a/c?

Simple power requirements can be obtained from general aerospace principles


Hover lift efficiency[1]
[aircraft weight / power]
[kg/kW] [lb/hp]
7.3
7
6
5
4
3
2
1
0
12
8
4
Helicopter
Tilt rotor
Tilt wing
Lift-fan
Direct lift
PROPELLER
LILIUM JET
1.7 kg/kW
1
10
100
1 000
10 000 [lb/ft²]
4.88 10
100
1 000
1,150 kg/m²
10 000
48 824 [kg/m²]
Disc loading
[aircraft weight / thrust area]

Electric Hover Power simplified calculation[2]



		UNIT	LILIUM JET[3]	PROPELLER eVTOL[4]
	Disc Loading	kg/m²	1,150	60
(A)	Lift Efficiency	kg/kW	1.7	3.6
(B = 1 / A)	Shaft Specific Power	kW/kg	0.59	0.28
(C)	Electric Power Train Efficiency	%	87%	87%
(D = B / C)	Specific Electric Power	kW/kg	0.68	0.32
(E)	Aircraft weight	kg	3,175	3,175
(F = D x E)	**Electric Hover Power**	**kW**	**2,147**	**1,014**

~2x

Sources: 1. Hover vertical lift efficiency graph illustration from NASA SP-2000-4517; 2. For illustration only; 3. Estimate based on Type Certificate jet configuration with a weight of 3,175kg; 4. Propeller-based eVTOL estimate based on peer websites, press clippings and the NASA SP-2000-4517

LILIUM
P. 10

@Graphics : wip Icon production vs. demo UNIT LILIUM JET3 DEMONSTRATOR RESULTS Disc Loading kg/m² 1,150 1,150 (D) Specific Electric Power kW/kg 0.68 (E) Gross weight kg 3,175 (F = D x E) Electric Hover Power kW 2,147 P. 11 Hover Power simple estimate1 vs. real measurements2 1,9694 Comparing simple power estimates to in-flight measurements Sources: 1. For illustration only, e.g. full calculation would consider global efficiencies; 2. Measurements from Lilium’s demonstrator “Phoenix 2”; 3. Estimate (e) based on Type Certificate jet configuration; 4. Extrapolated number based on Type Certificate jet‘s weight and real flight-testing data Demonstrator total measured Specific Power [kW/kg] – Sea Level, ISA+0 CONCLUSION Measured demonstrator power draw is slightly lower than simplified estimates. 0.62 Hover 0.62 kW/kg Descend 0.61 kW/kg Climb 0.63 kW/kg 3 WHAT IS THE POWER CONSUMPTION? How did you validate the pow er consumption of the a/c?

P. 12 We’re using industry best practice tools to obtain precise power estimates – evidence-based engineering Sources: Lilium flight testing, wind-tunnel testing, in-house measurements, inhouse CFD (Computational Fluid Dynamics) simulations, A/C (Aircraft) performance model L F W=mg0 D 4 YEARS of flight testing done FLIGHT TESTING 5 MONTHS of w ind-tunnel testing conducted W IND-TUNNEL INDIVIDUAL All COMPONENTS Compressor maps, e-motor efficiency maps, battery cell characterization MEASUREMENTS 10 of CFD computing FLIGHT TESTING MILLION HOURS Validation Loop Validated A/C performance model − Full missions’ simulation capabilities − Used for customer performance guarantees − Used for certification 3 WHAT IS THE POWER CONSUMPTION? How did you validate the pow er consumption of the a/c?

this P. 13 Hover(less than 20kts speed) makes 9% of mission energy. A propeller would only reduce this to ~4%. However,… We believe Lilium’s Jet design is the best suited eVTOL configuration for regional missions Power profile on a 175 km regional mission ....in Cruise, our engine cross section is better sized and will be significantly more efficient than propeller based eVTOLs. Overall, Lilium‘s Jet consumes less Energy for longer missions Power [kW] Time [min] Sources: Management estimates and company information; 1. Based on the NASA SP-2000–4517 0 5 10 15 20 25 30 35 40 45 50 0 2,147 Lilium Jet power requirement in Hover1 3 WHAT IS THE POWER CONSUMPTION? How did you validate the pow er consumption of the a/c?

0 1 2 3 4 5 6 7 8 100 90 80 70 60 50 40 30 20 10 0 State Of Charge [%] Specific Cell Power [kW/kg] (Measurement1 @30°C, 30 sec pulse) Translating aircraft power draws to cell level power requirements Sources: Lilium; 1. Released test data from Energy Assurance for Ionblox cells at End of Pulse 2.47 kW/kg 2,150 kW in hover 870kg cells in the jet Our requirements at cell level <20% Cruise power SOC limit - forward landing P. 14 Hover power 4 YOU NEED MIRACLE BATTERIES to supply the high pow er of your aircraft in hover flight. When w ill they exist?

(4) YOU NEED MIRACLE BATTERIES
to supply the high power of your aircraft in hover flight. When will they exist?

We have a flying proof that our jet design works with standard Li-ion chemistries



Phoenix 1

First flight: 2019

Discloading: 1,150 kg/m²



Cell[1]: LG HG2

Cell type: Cylindrical – 18650

Cell design Year: 2013

Main application: e-Cigarettes

LILIUM

Sources: Lilium; 1. Module cell at Lilium's warehouse, manufactured by LG (model 18650HG2)

P. 15

④ YOU NEED MIRACLE BATTERIES
to supply the high power of your aircraft in hover flight. When will they exist?

We switched to pouch cells as they have less overhead mass, higher energy density and allow for better packaging efficiency


129
KNOTS
241
KM/H
LILIUM

Phoenix 2

First flight: 2021

Discloading: 1,150 kg/m²



Cell[1]: KOKAM Li-ion

Cell type: Pouch

Cell design Year: 2015

Main application: Forklifter

LILIUM

Sources: Lilium; 1. Module cell at Lilium's warehouse, manufactured by Kokam (model SLPB98188216P)

P. 16

④ YOU NEED MIRACLE BATTERIES
to supply the high power of your aircraft in hover flight. When will they exist?

Conforming A/C battery cell specifications

ELEMENT	DESCRIPTION
Design	IONBLOX (California, USA) Investors include Temasek, Applied Materials and Lilium
Design Year	2021
1st Manufacturer	CUSTOMCELLS® (Tübingen, Germany)
Form factor	Pouch-cell
Anode chemistry	**Silicon dominant**
Cathode chemistry	NMC811
Specific power	**5 kW/kg @ 50% SOC**
Specific Energy	**330 Wh/kg**
Capacity	38 Ah
Cycle life	>800 1C/1C @25°C


+
Z004996I001I03-444-D75
LILIUM
−
Z004996I001I03-444-D75

LILIUM Source: Lilium Engineering Estimates; Ionblox Engineering Estimates; CustomCells

Sources: Lilium: Company Information; Swaytronic: Company Information on Sway Graphene HC-LiPo; Tesla: Batemo and EV Database; Farasis P73: Batemo; Amprius; CATL: Company Information and Lilium assessment Tesla Model S Plaid (Graphite Anode) 0 5 10 15 0 50 100 150 200 250 300 350 400 450 500 Swaytronic (Graphite Anode) Lilium (Si Anode) Farasis (eVTOL cell) (Graphite Anode) CATL (Li Anode) Amprius (SI Anode) Our cell performance is in line with current high-performance chemistry specs Cell Specific Power at 50% State of Charge [kW/kg] Energy Density [Wh/kg] “This would be a miracle” P. 18 4 YOU NEED MIRACLE BATTERIES to supply the high pow er of your aircraft in hover flight. When w ill they exist?

By the time Lilium's Jet will enter the market, Silicon Anode Technology will be state of the art in premium automotive Sources: Lilium; https://spectrum.ieee.org/silicon-anode-battery “[…] General Motors and OneD Battery Sciences in Palo Alto, Calif., are putting OneD’s silicon nanotechnology into GM’s Ultium battery cells.” “The Age of Silicon Is Here…for Batteries. The mainstay material of electronics is now yielding better energy storage. “[…] Sila Nanotechnologies’ silicon anode, […] will be in the Mercedes G-Class SUV by 2026.” “Group14 Technologies, in Woodinville, Wash., should have its silicon battery setup in a Porsche EV by next year.” P. 19 4 YOU NEED MIRACLE BATTERIES to supply the high pow er of your aircraft in hover flight. When w ill they exist?

Our aircraft has 10 independent battery packs providing sufficient power in case of failure Sources: Lilium Engineering Estimates x10 battery packs In case of failure of 1 pack, power increases by +11% across the rest of the 9 independent packs P. 20 5 ISN’T THE POWER DRAW OF YOUR AIRCRAFT GROWING TREMENDOUSLY IN FAILURE CASES such as losing a battery pack making the resulting pow er draw unfeasible?

All battery safety requirements included − Crash protection − Cell fire containment − Flight loads − Redundant power distribution − Dissimilar and redundant battery management − Traceability and Process Control All battery safety requirements included for both European and U.S. certification P. 21 Note: Rendering utilizing computer graphics 9 WHAT ABOUT SAFETY? Your battery might get too heavy once all safety requirements are incorporated

⑥ WHAT IS THE RESERVE CONCEPT YOU ARE USING
and what is the resulting operating range which is left using this reserve concept? Is it agreed with the regulator and what if the regulator imposes a three-minute hover time on this segment?

Applicable reserve concepts to our A/C

	EASA – European Union Aviation Safety Agency — **RELEASED**	Federal Aviation Administration — **DRAFT** Public comment closed on 13.08.2023
Regulation	– **Part IAM** (Innovative Air Mobility Operations)	– **SFARs** (Special Federal Aviation Regulations)
Hover time	– **NO specification** – Part IAM is a **performance-based framework**	– **NO specification** – Not **performance-based**
Rules extract	– Contingency – Final Reserve – Alternates with Critical Failures – Evidence required that the pilot and the A/C can consistently execute the landing procedures	– The FAA have a **30-minute energy reserve requirement for VFR day and 45-minute for VFR night**.
Analogies	– **Stricter than any other operating framework for helicopters** (vertiport landing in all cases)	– **U.S. and Global industry are pushing to converge towards performance-based** framework for energy reserves and the SFAR in general.
How do we comply?	– **Lilium‘s operating range target of 175km** built upon the EASA Part IAM reserves	– **Lilium’s commentaries submitted on August 12, 2023,** pending FAA next step on SFAR

LILIUM

Sources: Lilium; EASA; FAA - Federal Register :: Integration of Powered-Lift: Pilot Certification and Operations; Miscellaneous Amendments Related to Rotorcraft and Airplanes

P. 22

⑥ WHAT IS THE RESERVE CONCEPT YOU ARE USING
and what is the resulting operating range which is left using this reserve concept? Is it agreed with the regulator and what if the regulator imposes a three-minute hover time on this segment?

The aerospace industry is broadly requesting performance-based reserve requirements to the FAA

US applicants asking for a performance-based approach:

GAMA	General Aviation Manufacturers Association "GAMA advocates for the adoption of appropriate operating rules based on each aircraft's **performance characteristics**, highlighting the need to modernize legacy fuel-based energy reserves and reconsider the requirement for dual control variants. "
AIRBUS	"…it is suggested to introduce the possibility to have more practical **performance-based** reserve requirements also considering the type of energy used for propulsion that would guarantee similar safety margins considering the particular concept of intended operations."
ARCHER	"Archer recommends that the FAA consider **performance-based** requirements for energy reserves, as well as other range and endurance related criteria that align with the capabilities and intended operations of the aircraft."
BETA	"BETA recommends the FAA revise the SFAR rules §91.151, §91.167, §135.209, and §135.223 to add an option for use of a **performance-based** reserve that can be determined based on the capability of the aircraft and the intended flight plan."
EVE	"Eve recommends the FAA introduces in the SFAR more practical **performance-based** energy reserve requirements applied for routes planning definition, considering the type of energy used by the powered-lift aircraft which guarantee equivalent level of safety margins regarding the intended concept of operation applied for each type of aircraft (shorter range, alternate landing sites, energy capacity, performance capabilities). "
Joby	"Joby champions **performance-based** reserve frameworks that bolster mission-specific range and endurance hazard evaluations."
supernal	"Revise the existing fuel reserve requirement to a **performance-based** standard for powered-lift to maintain an equivalent level of safety. "

European applicants asking for a performance-based approach:

VERTICAL	"Language should be included such as "as determined by the Administrator" that would permit future operators to use **performance-based** reserve solutions."
LILIUM	"Given the variation of aircraft designs within the powered-lift category, we encourage the FAA to take a **performance-based** approach, setting fuel requirements based on the performance and the type of operation of the specific aircraft"

P. 23

Sources: Lilium; Part IAM EASA; Federal Register :: Integration of Powered-Lift: Pilot Certification and Operations; Miscellaneous Amendments Related to Rotorcraft and Airplanes

6 WHAT IS THE RESERVE CONCEPT YOU ARE USING
and w hat is the resulting operating range w hich is left using this reserve concept? Is it agreed w ith the regulator and w hat if the regulator imposes a three-minute hover time on this segment?

Deep dive on EASA Part IAM and implications for Lilium

Part IAM Reserves Requirements

Contigency	10% of trip energy at touchdown
Final Reserve	Ability to balk landing and divert


LDP
(Landing
Decision
Point)
3° – 7°
Contingency
At touchdow n in B the aircraft must have 10% of the total trip energy left. This is equivalent to an additional 45 sec of hover.
25 sec hover
200fpm descent
Final Reserve
Balked Landing and Diversion w ith forward landing
A
B

LILIUM Sources: Lilium; Part IAM EASA

P. 24

(6) WHAT IS THE RESERVE CONCEPT YOU ARE USING
and what is the resulting operating range which is left using this reserve concept? Is it agreed with the regulator and what if the regulator imposes a three-minute hover time on this segment?

Validated landing performance in ~750 landings with different pilots







- Mixed reality 3D simulator with motion platform
- Validated control laws and representative cockpit
- Night, rain and wind simulations
- Provides statistical evidence for landing performance

Pilots consistently execute landing in <25 sec. hovering, leaving +45 sec. Part IAM hover reserve

LILIUM
Sources: Lilium
P. 25

P. 26 We’ve been intensively testing our cells based on reference flight profile (1/2) Source: Lilium inhouse testing of cell performance Iterative testing of max range missions based on reference flight profile minV Depth of Discharge (%) Min. Voltage vs Depth of Discharge Voltage (V) First Flight Cell minV Min. Voltage at End of Landing vs Flight Length Voltage (V) 175 First Flight Cell Flight Length [km] CONCLUSION Subtracting PART IAM reserves yields 175 km operational range (achieved in tests) 7 DID YOU TEST MISSION POWER PROFILES ON A REAL CELL?

88% capacity retention over 809 full cycles Key highlights − Rate: 1C / 1C − Depth of discharge: 100% − Voltage: 2.5 – 4.2 Volts − Format: Full Size Pouch P. 27 Our cells show similar cycle life as standard Li-ion cells’ Ionblox cell testing – Cycle capacity summary 8 USUALLY, SILICON ANODE CELLS HAVE SWELLING AND HENCE DIE QUICKLY. Did you test cycle life of your cells? Sources: Lilium; Idaho National Laboratory

⑧ USUALLY, SILICON ANODE CELLS HAVE SWELLING AND HENCE DIE QUICKLY.
Did you test cycle life of your cells?

Cycle Life increases with real flight profiles



Capacity relative to 50th cycle [%]
100
98
96
94
92
90
88
0
200
400
600
800
1000
1200
1400
Cycle number

- Charge rate: 2C (30 min charge)
- Charge End: 100%
- Profile: Reference Flight Profile
- Peak Power: 2.9 kW/kg
- Capacity check: every 50 cycles
- Flight Distance: ~130km



- **No adverse effects on cycle life found from high power pulses** at take-off and landing and the **fast charge**
- 88% capacity retention over **1450 flight cycles** (business case target is 800 cycles)
- **Avoiding discharge to 0%** due to reserves at landing **increases cycle life significantly**

LILIUM

Sources: Lilium inhouse testing of cells performance

Cell n°1 Cell n°2

P. 28

Deep dive on our production ramp-up with CustomCells Sources: Lilium; CustomCells P. 29 Key highlights − Dedicated production line for Lilium − Shipping cells every week − Prototype production started in 2021 − Compliant with aerospace traceability and conformity − State-of the art electrode and cell production machine 10 DO YOU HAVE SUPPLIERS OF THOSE CELLS? Will it not take years to set up production for those new cells?

(10) DO YOU HAVE SUPPLIERS OF THOSE CELLS?
Will it not take years to set up production for those new cells?

Lilium's cells can be manufactured on standard, available manufacturing lines


CATHODE
Powder Mixing
Slurry Mixing
Coating
Calen-daring
Sitting
Punching
ANODE
Powder Mixing
Slurry Mixing
Coating
Calen-daring
extra-step
Pre-Li
Sitting
Punching
Z-Fold Stacking
Stack Taping
Tab Welding
Pouch Forming
Stack Bagging
Pouch Sealing
Electrolyte Filling
Electrolyte Soaking
Formation 1
Degas 1
Hot Press
Formation 2
Degas 2
OCV Check
Final QC
Cell Selection
Labelling
Packaging & Shipping

LILIUM Sources: Lilium management estimates & company information P. 30

(10) DO YOU HAVE SUPPLIERS OF THOSE CELLS?
Will it not take years to set up production for those new cells?

Deep dive on Pre-Lithiation: improving cell capacity and cycle life

Pre-Lithiation set-up at CustomCells production line (illustrative)


APPLIED MATERIALS
Delivers Li-coated PET-Foil
PET Foil
Lithium
Calendaring
Transfer of Lithium
from PET foil to Anode
Anode Coating
Copper Current Collector

- **Simple "Calendaring"** process
- **Pre-Lithiation can be done with most Li-Ion Chemistries** and increases Energy and Cycle Life
- **Si Anode can be used without Pre-Lithiation** but with lower capacity
- **Currently many high performance cells in development** using Pre-Lithiation

LILIUM

Sources: Lilium; CustomCells; Applied Materials

P. 31

We are de-risking our battery production thanks to a multi-sourcing approach Sources: Lilium; CustomCells; Inobat; Gotion P. 32 New partnership with We have two credible partners for battery manufacturing Primary cell production with − Inobat to produce Lilium battery cells, with support from Inobat investor Gotion High-Tech − Gotion High-Tech is one of the world’s largest manufacturers of battery cells, contracted for 80% of Volkswagen Group’s future battery demand − Inobat production due to start in early 2024 − Prototype cells production of the Ionblox technology in increasing numbers − Collaboration towards consistent aerospace grade quality (supported by ) 10 DO YOU HAVE SUPPLIERS OF THOSE CELLS? Will it not take years to set up production for those new cells?

(12) WHAT'S YOUR CELL TECHNOLOGY ROADMAP TO INCREASE AIRCRAFT RANGE IN THE FUTURE?

Battery performance improvement roadmap

Incremental energy increase using proven technologies, existing partners, and manufacturing lines

Target 2026

Step 1: Achieve up to 350 Wh/kg

- Existing Chemistry
- Mechanical improvements to cell overhead weight

Target 2028

Step 2: Achieve up to 400 Wh/kg

- Current Si Anode technology
- High Nickel Cathode **such as NMC9XX**
  - Big trend in automotive to go to high Nickel
  - Contains less Cobalt
  - Provides more energy
  - Existing production process and chemistry family

We are continuously investing together with our partners to stay on the cutting edge of battery technology

LILIUM

Sources: Lilium; CustomCells; Inobat; Gotion

P. 33

(12) WHAT'S YOUR CELL TECHNOLOGY ROADMAP TO INCREASE AIRCRAFT RANGE IN THE FUTURE?

We believe energy density will increase by ~4.5% p.a. and Lilium capabilities will enable a wider portfolio of electric aircraft


KRISTIANSAND
GOTHENBURG
COPENHAGEN
AMSTERDAM
LONDON
BRUSSELS
FRANKFURT
NUREMBERG
PARIS
GENEVA
MUNICH
2040
1100 KM
2035
940 KM
2030
640 KM
2040
480 KM
2035
400 KM
2030
275 KM
2025
175 KM

eCTOL (electric conventional take-off and landing)

Technology enables larger regional electric aircraft with runway take-off and landing capability, **replacing highly carbon intense short-haul flights** (e.g., 50-100 seat airliners, business jets, cargo and military aircraft)

eVTOL (electric vertical take-off and landing)

Increase range of existing eVTOL platform **by leveraging battery improvements**


2025E
2030E
~4.5%
p.a.
Vertical Take-off
Transitions
Cruise Phase
Vertical Landing
STATE OF CHARGE
STATE OF CHARGE

Energy density improvement[1]

LILIUM

Note: Targeted aircraft development vision through 2040 estimates based on Company analysis; The illustration of future aircraft capabilities is forward-looking, subject to significant uncertainties and contingencies, many of which are beyond Lilium's control and are based upon assumptions with respect to future decisions and events, which are subject to change. Actual results will vary & those variations may be material. Nothing in this presentation should be regarded as a representation by any person that future aircraft capabilities will be achieved as described herein. 1. Estimate based on Physicsworld and Lithium-ion batteries historical improvement

P. 34

The battery dominates eVTOL performance Our battery is a clear competitive advantage and moat to our eVTOL technology. P. 35

Q&A